UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Purchase Agreement and Registration Rights Agreement

On April 23, 2020, Auris Medical Holding Ltd., an exempted company limited by shares incorporated in Bermuda (“we” or the “Company”), entered into a purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park has agreed to purchase from us, from time to time, up to $10,000,000 of our common shares, par value CHF 0.40 per share (the “Common Shares”), subject to certain limitations set forth in the Purchase Agreement, during the 30-month term of the Purchase Agreement following the Commencement Date (defined below). Pursuant to the terms of the Registration Rights Agreement, we will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-1 (the “Registration Statement”) to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), Common Shares that we may elect to sell to Lincoln Park from time to time from and after the Commencement Date under the Purchase Agreement.

We do not have the right to commence any sales to Lincoln Park under the Purchase Agreement until all of the conditions thereto that are set forth in the Purchase Agreement, all of which are outside of Lincoln Park’s control, have been satisfied, including, among other things, the Registration Statement being declared effective by the SEC (the date on which all such conditions are satisfied, the “Commencement Date”). From and after the Commencement Date, under the Purchase Agreement, on any business day selected by us on which the closing sale price of our Common Shares exceeds the U.S. Dollar equivalent of the then applicable par value of a single Common Share (which, as of the date of this Agreement, is CHF 0.40) plus $0.01 (the “Floor Price”), and provided that at least one trading day has passed since the last prior Regular Purchase (as applicable), we may direct Lincoln Park to purchase up to 150,000 Common Shares on the applicable purchase date (a “Regular Purchase”), which maximum number of shares may be increased to certain higher amounts up to a maximum of 400,000 Common Shares, if the number of then outstanding Common Shares exceeds certain thresholds set forth in the Purchase Agreement and the market price of our Common Shares at the time of the Regular Purchase equals or exceeds $1.00 (such share and dollar amounts subject to proportionate adjustments for stock splits, recapitalizations and other similar transactions as set forth in the Purchase Agreement), provided that Lincoln Park’s purchase obligation under any single Regular Purchase shall not exceed $1,000,000. The purchase price of Common Shares we may elect to sell to Lincoln Park under the Purchase Agreement in a Regular Purchase, if any, will be based on prevailing market prices of our Common Shares immediately preceding the time of sale as set forth in the Purchase Agreement.

In addition to Regular Purchases, the Company may also direct Lincoln Park to purchase other amounts of our Common Shares in “accelerated purchases” and in “additional accelerated purchases” under the terms set forth in the Purchase Agreement.

Lincoln Park has no right to require us to sell any Common Shares to Lincoln Park, but Lincoln Park is obligated to make purchases as the Company directs, subject to certain conditions. There are no upper limits on the price per share that Lincoln Park must pay for our Common Shares that we may elect to sell to Lincoln Park pursuant to the Purchase Agreement. In all instances, the Company may not sell Common Shares to Lincoln Park under the Purchase Agreement to the extent that the sale of shares would result in Lincoln Park beneficially owning more than 4.99% of our Common Shares.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than our agreement not to enter into any “variable rate” transactions (as defined in the Purchase Agreement) with any third party, subject to certain exceptions set forth in the Purchase Agreement, for the period set forth in the Purchase Agreement. Lincoln Park has covenanted not to cause or engage in any direct or indirect short selling or hedging of our Common Shares.

Actual sales of Common Shares, if any, to Lincoln Park under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Common Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations. The net proceeds to us from sales of Common Shares to Lincoln Park under the Purchase Agreement, if any, will depend on the frequency and prices at which we sell shares to Lincoln Park under the Purchase Agreement. We expect that any net proceeds received by us from such sales to Lincoln Park, if any, will be used for working capital and general corporate purposes.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. During any “event of default” under the Purchase Agreement, all of which are outside of Lincoln Park’s control, Lincoln Park does not have the right to terminate the Purchase Agreement; however, the Company may not initiate any Regular Purchase or any other purchase of Common Shares by Lincoln Park, until such event of default is cured. The Company has the right to terminate the Purchase Agreement at any time, at no cost or penalty. In addition, in the event of bankruptcy proceedings by or against the Company, the Purchase Agreement will automatically terminate. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the contracting parties.

The Common Shares are being sold by the Company to Lincoln Park under the Purchase Agreement in reliance upon an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibit 10.1 and 10.2, respectively, and each of which is incorporated herein in its entirety by reference.

As a result of the Purchase Agreement, as of the date of this Report on Form 6-K, the Company does not anticipate selling any additional Common Shares to Lincoln Park under the Purchase Agreement dated May 2, 2018, by and between the Company and Lincoln Park.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 10.1, and 10.2 to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121) and Form S-8 (Registration Number 333-232735) of Auris Medical Holding Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Purchase Agreement, dated as of April 23, 2020, by and between Auris Medical Holding Ltd. and Lincoln Park Capital Fund, LLC.
10.2	Registration Rights Agreement, dated as of April 23, 2020, by and between Auris Medical Holding Ltd. and Lincoln Park Capital Fund, LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: April 23, 2020

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